EXHIBIT (m)(1)(b)

Schedule A

EATON VANCE VARIABLE TRUST

AMENDED AND RESTATED DISTRIBUTION PLAN

May 1, 2017

Distribution fees are accrued daily and payable monthly as a percentage of the average daily net assets of the Class.

Fund	Distribution Fee
Eaton Vance VT Floating-Rate Income Fund - Initial Class shares	0.25%